Exhibit 99.1

SETTLEMENT AGREEMENT

This Settlement Agreement (this “Agreement”), dated as of February 23, 2016, is made by and among New Senior Investment Group Inc., a Delaware corporation (the “Company”), on the one hand, and Levin Capital Strategies, L.P., a Delaware limited partnership (“Levin”), and all other entities and natural persons listed on Schedule A hereto (together with Levin, the “Levin Group”, and each of Levin and such entities and natural persons, a “Levin Group Member”), on the other hand. In consideration of the representations, warranties, covenants, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

BOARD MATTERS; ANNUAL MEETINGS

Section 1.1                   Board Matters.

(a)          The Company hereby agrees to cause the Company’s Board of Directors (the “Board”) (i) to increase the number of members of the Board by one (1) Class III Director, (ii) to fill the vacancy on the Board resulting from such increase by appointing Robert Savage (such individual, and any Replacement Director (as defined in Section 1.1(b)), the “Nominee”), effective immediately following the filing by the Company of its Annual Report on Form 10-K for the year ended December 31, 2015, as a Class III director with a term expiring at the 2017 Annual Meeting (as defined below) of stockholders of the Company and (iii) to appoint the Nominee to the Nominating and Corporate Governance Committee and Compensation Committee of the Board. Through the Standstill Period (as defined below) the Company agrees to fix the size of the Board to seven; provided that the Company shall be permitted to increase the size of the Board with the consent of the Nominee (or the Replacement Director, if applicable).

(b)          If the Nominee is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the 2017 annual meeting of stockholders of the Company (the “2017 Annual Meeting”), and at such time the Levin Group beneficially owns in the aggregate at least 3.0% of the Company’s then outstanding common stock, par value $0.01 per share (“Common Stock”, and such 3.0% ownership threshold, the “Minimum Ownership Threshold”), Levin (on behalf of the Levin Group) shall have the right to recommend a substitute person in accordance with this Section 1.1(b) (any such substitute person, a “Replacement Director”) who qualifies as “independent” pursuant to the Securities and Exchange Commission and New York Stock Exchange listing standards for approval by the Nominating and Corporate Governance Committee and the Board, which approval shall not be unreasonably withheld. The Nominating and Corporate Governance Committee shall, in good faith, make its determination and recommendation regarding whether such person so qualifies as “independent” and is reasonably acceptable to the Nominating and Corporate Governance Committee as soon as reasonably practicable after representatives of the Board have conducted customary interview(s) of such nominee. The Company shall use commercially reasonable efforts to conduct any such interview(s) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Levin’s submission of such nominee. In the event the Nominating and Corporate Governance Committee does not accept a substitute person recommended by Levin as the Replacement Director, Levin (on behalf of the Levin Group) shall have the right to recommend alternative substitute person(s) whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director nominee by the Nominating and Corporate Governance Committee, the Board shall vote on the appointment of such Replacement Director to the Board within five (5) business days after the Nominating and Corporate Governance Committee recommendation of such Replacement Director; provided, however, that if the Board does not appoint such Replacement Director to the Board, the Parties shall continue to follow the procedures of this Section 1.1(b) until a Replacement Director is appointed to the Board. Any Replacement Director thus appointed shall be appointed to such committee (if any) of the Board as the Nominating and Corporate Governance Committee shall recommend to the Board. If at any time the Levin Group’s aggregate beneficial ownership of Common Stock decreases to less than the Minimum Ownership Threshold, the right of the Levin Group pursuant to this Section 1.1(b) to participate in the recommendation of a Replacement Director to fill the vacancy caused by any inability or unwillingness to serve, resignation or removal of the Nominee or any Replacement Director shall automatically terminate. Notwithstanding the foregoing, in the event the Levin Group is found to have breached any of its obligations under this Agreement by a court of competent jurisdiction during the Standstill Period (or the Company has in good faith commenced proceedings relating to the foregoing, in which case, pending a finding by the court with respect thereto), the Company (including the Nominating and Corporate Governance Committee and the Board) shall not be required to appoint any Replacement Director to the Board.

(c)          Prior to the date hereof, the Nominee has delivered, and Levin shall cause each Replacement Director recommended by Levin pursuant to Section 1.1(b) to deliver promptly following such recommendation, to the Company (x) a fully completed copy of the Company’s standard director & officer questionnaire and other customary director onboarding documentation, (y) the information required pursuant to Section 2.20 of the Company’s Amended and Restated Bylaws (the “Bylaws”) and (z) a written acknowledgment that the Nominee agrees to be bound by all current policies, codes and guidelines applicable to directors of the Company, copies of which have been provided to the Nominee prior to the date hereof (or will be provided to any Replacement Director prior to such recommendation).

(d)          The Levin Group agrees that the Board or any committee or subcommittee thereof, in the exercise of its fiduciary duties, may recuse the Nominee (or the Replacement Director, if applicable) from the portion of any Board or committee or subcommittee meeting at which the Board or any such committee or subcommittee is evaluating and/or taking action with respect to (i) the exercise of any of the Company’s rights or enforcement of any of the obligations under this Agreement, (ii) any action taken in response to actions taken or proposed by Levin Group Members or their Affiliates (as defined in Section 2.3) with respect to the Company, (iii) any transaction proposed between the Company and the Levin Group Members or their Affiliates or (iv) such other matters as reasonably determined by the Board or such committee or subcommittee, acting in good faith (based upon the advice from outside legal counsel), to present an actual conflict of interest with respect to the Nominee (or the Replacement Director, if applicable) or any Levin Group Member or affiliate, or could reasonably be expected, based on the advice of outside legal counsel, to result in a conflict of interest with respect to the Nominee (or the Replacement Director, if applicable) or any Levin Group Member or affiliate.

(e)          The Levin Group agrees that the Nominee’s compensation as a non-employee director for 2016 will be pro-rated based on the date of the Nominee’s commencement of service as a director.

Section 1.2                   Annual Meetings. The Levin Group covenants and agrees that it will appear in person or by proxy at each annual or special meeting of stockholders held during the Standstill Period (as defined below) and vote all Common Stock beneficially owned, or deemed beneficially owned, in accordance with the Board’s recommendation with respect to nominees for election as directors to the Board and any other matter presented to the stockholders; provided, however, that to the extent that the recommendation of Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) differs from the Board's recommendation with respect to any matter other than nominees for election as directors to the Board, the Levin Group shall have the right to vote any or all Common Stock beneficially owned, or deemed beneficially owned, by it in accordance with the recommendation of ISS or Glass Lewis solely with respect to such matters.

ARTICLE II

COVENANTS

Section 2.1                   Standstill.

(a)          Each Levin Group Member agrees that, without the prior written consent of the Company or as specifically permitted by Section 1.1, from the date of this Agreement until thirty (30) days prior to the deadline for the submission of stockholder nominations for directors for the 2017 Annual Meeting pursuant to the Bylaws (the “Standstill Period”), neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner, alone or in concert with others:

(i)                   purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Common Stock or other securities issued by the Company, or any securities convertible into or exchangeable for Common Stock, such that the Levin Group together with its Affiliates and Associates (as defined in Section 2.3) would, in the aggregate, beneficially own a number of shares in excess of 9.8% of the then outstanding shares of Common Stock;

(ii)                   offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend (other than in a customary commingled brokerage account in the ordinary course of business), or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable, directly or indirectly, for Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise (each, a “Transfer”), in each case without the prior written consent of the Company; provided that the foregoing shall not restrict the Levin Group from (A) a Transfer of any shares of Common Stock to a controlled affiliate that agrees to be bound by the terms of this Agreement and executes a joinder agreement reasonably acceptable to the Company with respect thereto, or (B) a Transfer of any shares of Common Stock in an ordinary course brokers’ transaction (within the meaning of Rule 144(g) of the Securities Act of 1933, as amended) that would not, to the knowledge of any Levin Group Member, result in the ultimate transferee of such shares beneficially owning, together with its affiliates, a number of shares in excess of 9.8% of the then outstanding shares of Common Stock;

(iii)                   compensate or agree to compensate the Nominee (or the Replacement Director, if applicable) for his services as a director of the Company or otherwise in connection with the transactions contemplated by this Agreement;

(iv)                   engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of the Company;

(v)                   form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any person who is not identified on Schedule A as a Levin Group Member (any such person, a “Third Party”), with respect to the Common Stock, provided, however, that nothing herein shall limit the ability of an Affiliate of the Levin Group to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(vi)                   deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among Levin Group Members and otherwise in accordance with this Agreement;

(vii)                   seek, or encourage any person, to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors;

(viii)                   (A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company, (B) publicly make any offer or proposal (with or without conditions) with respect to any merger, acquisition, business combination, amalgamation, recapitalization, restructuring, disposition, distribution, spin-off, asset sale or other similar transaction involving the Company, or encourage, initiate or support any Third Party with respect to any of the foregoing, (C) make any public communication in opposition to any transaction approved by the Board, (D) publicly criticize the Company’s business, financial structure or real estate, investment or other strategy, (E) call or seek to call a special meeting of stockholders, (F) initiate, encourage or participate in any “withhold” or similar campaign with respect to any annual or special meeting of stockholders of the Company or (G) make a request for a list of the Company’s stockholders or other Company records,

(ix)                   seek, alone or in concert with others, representation on the Board, except as specifically permitted by Section 1.1;

(x)                   seek to advise, encourage, support or influence any person with respect to the disposition of any securities of the Company, or voting of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 1.2;

(xi)                   make any request or submit any proposal to amend or waive the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any party; or

(xii)                   disclose any intention, plan or arrangement inconsistent with any provision of this Section 2.1 or publicly or privately encourage or support any other current or future stockholder of the Company to take any of the actions set forth in this Section 2.1(a).

(b)          Notwithstanding anything to the contrary, nothing in this Agreement shall prohibit or restrict any director of the Company, including the Nominee (or any Replacement Director, if applicable), from exercising his or her rights and fiduciary duties as a director of the Company, including, but not limited to, (1) taking any action or making any statement at any meeting of the Board or of any committee thereof or (2) making any statement to the Chief Executive Officer, the Chief Financial Officer or any other director of the Company in his or her capacity as a director.

Section 2.2                   Press Release. Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release substantially in the form attached hereto as Exhibit A. During the Standstill Period, neither the Company nor any Levin Group Member shall (i) other than as contemplated by the previous sentence, issue any press release or public announcement regarding this Agreement or the matters contemplated hereby or (ii) make any public announcement or statement inconsistent with or contrary to any statement contained in Exhibit A, except, in each case of (i) and (ii), with the prior written consent of the Company (in the case of a press release or public announcement by any Levin Group Member) or Levin on behalf of all Levin Group Members (in the case of a press release or public announcement by the Company) or as required by law or the rules of any stock exchange (and, in any event, each party will provide the other party, prior to making such disclosure, a reasonable opportunity to review and comment on such disclosure (to the extent reasonably practicable under the circumstances, other than in the case of the Form 8-K and Schedule 13D amendment to be filed by the Company and Levin, respectively, disclosing the parties’ entry into this Agreement), and each party will consider any comments from the other in good faith); provided that, notwithstanding the foregoing, the Company may make ordinary course communications with its stakeholders, including employees, customers, suppliers and investors consistent with the press release, Form 8-K and Schedule 13D.

Section 2.3                   Affiliates and Associates. Each Levin Group Member agrees that it will cause its current and future Affiliates and Associates to comply with all terms and provisions of this Agreement as if they were a party hereto and that it shall be responsible for any breach of this Agreement by any such Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated under the Exchange Act.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1                   Mutual Representations and Warranties. Each party hereto represents and warrants to all other parties hereto that (a) such party has the power and authority to execute this Agreement and any other documents or agreements to be executed in connection herewith, (b) this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding obligation of, such party and is enforceable against such party in accordance with its terms, except as enforcement hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by such party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such party or (ii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both could constitute such breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such party is a party or by which it is bound.

Section 3.2                   Additional Representations of the Levin Group Members. In addition to the representations and warranties set forth in Section 3.1, each Levin Group Member represents and warrants to the Company that, as of the date hereof, (a) the Levin Group owns beneficially (as determined in accordance with Rule 13d-3 promulgated under the Exchange Act) an aggregate of 4,717,858 shares of Common Stock and has entered into swap contracts with respect to an aggregate of 95,666 shares of Common Stock, of which the Levin Group does not have voting or dispositive power over such underlying shares, (b) except as disclosed herein, no Levin Group Member has, or has any right to acquire or any interest in, any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any rights or obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership (as determined in accordance with Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement), (c) except as previously disclosed to the Company, the Nominee is independent of all Levin Group Members and their Affiliates and has no current or prior relationship with the Levin Group Members or their Affiliates, (d) except as previously disclosed to the Company, no Levin Group Member has compensated or agreed to compensate, directly or indirectly, the Nominee for his services as a nominee or director of the Company or otherwise in connection with the transactions contemplated by this Agreement and (e) no person other than a Levin Group Member has any rights with respect to the Common Stock beneficially owned by the Levin Group.

ARTICLE IV

MISCELLANEOUS

Section 4.1                   Specific Performance. Each party hereto acknowledges and agrees that irreparable injury to the other party hereto would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each party hereto shall be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other parties will not take action, directly or indirectly, in opposition to a party hereto seeking such relief on the grounds that any other remedy or relief is available at law or in equity, and the parties further agree to waive any requirement for the posting of any bond or other security in connection with such remedy or relief. This Section 4.1 is not the exclusive remedy for any violation of this Agreement.

Section 4.2                   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

Section 4.3                   Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

New Senior Investment Group Inc.
1345 Avenue of the Americas
New York, NY 10105
Attention:	Cameron MacDougall
Email:	cmacdougall@fortress.com

With a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attention:	Joseph A. Coco
Richard J. Grossman
Email:	Joseph.Coco@Skadden.com
Richard.Grossman@Skadden.com

If to any Levin Group Member:

Levin Capital Strategies, L.P
595 Madison Avenue, 17th Floor
New York, NY 10022
Attention:	John A. Levin
Email:	JAL@Levincap.com

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
65 East 55th Street, Park Avenue Tower
New York, NY 10022
Attention: Steve Wolosky, Esq
E-mail: swolosky@olshanlaw.com

Section 4.4                   Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE.

Section 4.5                   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other

Section 4.6                   Mutual Non-Disparagement. Subject to applicable law, each party hereto covenants and agrees that, until the earlier of (a) the expiration of the Standstill Period and (b) such time as the Company (in the case of any party that is a Levin Group Member) or any Levin Group Member (in the case of the party that is the Company), or any of the Company’s or any Levin Group Member’s (as applicable) agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have materially breached this Section 4.6, neither such party nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors (the “Company Covered Persons” and the “Levin Covered Persons”, as applicable), shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the Company (in the case of any party that is a Levin Group Member) or any Levin Group Member (in the case of the party that is the Company) or the Company’s or any Levin Group Member’s (as applicable) subsidiaries, affiliates, successors, assigns, officers (including any current officer of the Company who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of the Company who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, strategies or services, in any manner that would reasonably be expected to damage the business or reputation of such other parties or their businesses, strategies or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives. For purposes of this Section 4.6, the Nominee (or any Replacement Director, if applicable) shall not be deemed to be an agent, affiliate, officer, key employee or director of the Company and the Company shall not be responsible for any actions taken by the Nominee (or any Replacement Director, if applicable), and no actions taken by any agent or other representative of a party in any capacity other than as a representative of such party shall be covered by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.6 shall be deemed to prevent any Company Covered Person or any Levin Covered Person from complying with its respective disclosure obligations under applicable law, legal process, subpoena, law, the rules of any stock exchange, or legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought, provided that, solely in the case of any disclosure that would be permitted to be made pursuant to this sentence (but would otherwise be restricted by the first sentence of this Section 4.6) and that is proposed or required to appear in public disclosure (i.e., press releases, public filings under the Federal securities laws or similar public disclosures), such party must provide written notice, to the extent legally permissible and practicable under the circumstances, to the other party prior to making any such public disclosure and reasonably consider any comments of such other party.

Section 4.7                   Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement (including the Schedules and Exhibits hereto) contains the entire understanding of the parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each party hereto. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No party shall assign this Agreement or any rights or obligations hereunder without, in the case of an assignment by any Levin Group Member, the prior written consent of the Company, and, in the case of an assignment by the Company, the prior written consent of Levin on behalf of all Levin Group Members. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

Section 4.8                   Termination. Upon the expiration of the Standstill Period in accordance with Section 2.1, this Agreement shall immediately and automatically terminate and no party hereto shall have any further right or obligation under this Agreement; provided that the provisions of this Article IV (other than Section 4.6) shall survive the termination of this Agreement; and provided, further, that no party hereto shall be released from any breach of this Agreement that occurred prior to such termination.

Section 4.9                   Expenses. Each party shall be responsible for its own fees and expenses incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall reimburse the Levin Group for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) in an amount not to exceed in the aggregate $25,000.

[Signature pages follow.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first above written.

NEW SENIOR INVESTMENT GROUP INC.

By:	/s/ Justine Cheng
	Name:	Justine Cheng
	Title:	Chief Financial Officer & Treasurer

LEVIN CAPITAL STRATEGIES, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member and Chief
Executive Officer

LCS EVENT PARTNERS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

[Signature page to Settlement Agreement]

Schedule A

Levin Group Members

Levin Capital Strategies, L.P.
LCS Event Partners, LLC
LCS, LLC
LCS L/S, LLC
John A. Levin

Exhibit A

Press Release

[See attached.]

FOR IMMEDIATE RELEASE

Contact:
David Smith
212-479-3140

New Senior Appoints Robert Savage to Board of Directors
Announces Settlement Agreement with Levin Capital Strategies

NEW YORK – (BUSINESS WIRE) – February 23, 2016 – New Senior Investment Group Inc. (the “Company”; NYSE:SNR) today announced the appointment of Robert Savage as a director of the Company, effective immediately following the filing by the Company of its Annual Report on Form 10-K for the year ended December 31, 2015.

Mr. Savage will serve as a Class III director with a term expiring in 2017. The Board has determined that Mr. Savage is “independent” under the rules of the New York Stock Exchange and the Securities and Exchange Commission. After giving effect to Mr. Savage’s appointment, the Board of Directors includes seven directors.

Mr. Savage was the President and Co-Founder of KTR Capital Partners from 2005 until the sale of the company in 2015. Prior to founding KTR, Mr. Savage was Executive Vice President, Chief Operating Officer and Trustees of Keystone Property Trust, (“Keystone” NYSE: KTR) an industrial real estate investment trust. From 1997 to 2000, Mr. Savage was a Partner at Hudson Bay Partners, L.P. a private equity firm. Previously, he worked in the Investment Banking Division at Merrill Lynch & Co. where he specialized in corporate finance and M&A advisory services for REITs, real estate private equity funds and hospitality companies. Mr. Savage is a member of the Board of Trustees of Mount Sinai Medical Center in New York. He is also a member of the Policy Advisory Board at the Fisher Center for Real Estate and Urban Economics at the University of California, Berkeley.

Mr. Savage was appointed pursuant to an agreement with a stockholder group of the Company, including Levin Capital Strategies, L.P. (collectively, the “Levin Group”). The Levin Group has agreed to customary standstill restrictions through 30 days prior to the deadline for the submission of stockholder nominations for directors for the 2017 Annual Meeting, and has agreed to vote all of its shares at the 2016 Annual Meeting in favor of the director nominees of the Company’s Board of Directors. The agreement will be filed by the Company with the U.S. Securities and Exchange Commission as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

“We are pleased to welcome Bob to our Board of Directors, and believe that our agreement with the Levin Group is a positive development for our stockholders,” stated Susan Givens, the Company’s Chief Executive Officer.

Mr. Savage stated, “I am excited to join the New Senior Board and look forward to working collaboratively with the Board and management team to drive value for shareholders over the long term.”

John Levin of the Levin Group added, "We are pleased to have reached this agreement with New Senior. Bob has extensive industry experience on the real estate advisory, operating, and investing side and brings valued expertise to the New Senior Board that should be beneficial for all shareholders."

ABOUT NEW SENIOR

New Senior is a real estate investment trust focused on investing in senior housing properties across the United States. The Company is the only pure play senior housing REIT and is one of the largest owners of senior housing properties. New Senior owns 154 properties located across 37 states. New Senior is managed by an affiliate of Fortress Investment Group LLC, a global investment management firm. More information about New Senior can be found at www.newseniorinv.com.

FORWARD-LOOKING STATEMENTS

Certain items in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts. They represent management’s current expectations regarding future events and are subject to a number of trends and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those described in the forward-looking statements. Accordingly, you should not place undue reliance on any forward-looking statements contained herein. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on the Company’s website (www.newseniorinv.com). New risks and uncertainties emerge from time to time, and it is not possible for New Senior to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Forward-looking statements contained herein speak only as of the date of this press release, and New Senior expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in New Senior’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.